VIA E-MAIL

Katherine Wray, Attorney Advisor

Office of Information Technology and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Gold Standard Mining Company

Post-Effective Amendment 2 to Form S-1

Filed January 31, 2018

File No. 333-217635

Dear Ms. Wray:

General

1. Please include updated financial statements and related financial information for both companies in your next amendment to the registration statement as required by Rule 8-08 of Regulation S-X.

Financials through June 30, 2018 included herein.

2. We note the revised disclosure provided in response to prior comment 1. Throughout the filing, please clarify the assets and rights acquired by Seven Hundred Seventy 7, Inc. (“777”), and disclose the date of and counterparty to each agreement with 777 that you reference. In this regard, disclosure on page 3 states that 777 has entered into “an agreement to lease certain mining property from Mountain Mining, Inc. known as the Mohave Wash Mining Claims,” whereas the disclosure added on page 21 states that the company has “acquired” (instead of leased) “certain mining assets, including certain real estate property known as Deluge Wash Mining Claims, comprised of 31.62 acres in Mohave County, AZ.” Please clarify whether 777 leases or owns the subject property and assets, and revise to provide a sufficiently detailed description of such property and assets, including the “certain mining assets.”

The agreement with the original mine terminated and a new mine acquired. This one is a purchase and not a lease. The Purchase Agreement is attached as an exhibit hereto.

GSM

3. We again refer to your response to prior comment 1. Please explain more clearly how you concluded that the value of 777’s option to purchase certain property exceeds 80% of the maximum offering price of your Rule 419 offering, or $96,000, as your response indicates. Provide supporting calculations in your response.

Balance sheets now show assets in excess of $96,000 without any need for valuation calculations.

Sincerely,

/s/ Kim Southworth
Kim Southworth, President
Gold Standard Mining Company

cc:       Michael Foland, Law Clerk